Exhibit 99.1
For Immediate Release
FreeSeas Announces Appointment of Alexandros Mylonas as Chief Financial Officer
Piraeus, Greece, October 14, 2009 — FreeSeas Inc. (NasdaqGM: FREE, FREEW, FREEZ) (“FreeSeas“or the “Company’’), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of eight Handysize and two Handymax vessels, announced today the appointment of Alexandros Mylonas as the Company’s new Chief Financial Officer, effective immediately.
Mr. Mylonas has over 10 years experience in banking, finance, capital markets and working with growth companies. He will be responsible for FreeSeas’ overall financial planning and control, U.S. GAAP compliant financial reporting, SEC filings, and general corporate finance activities. Prior to joining FreeSeas, he was the Banking Executive of Cardiff Marine Inc., a ship management company operating tankers and dry bulk carriers , including the fleet of Dryships Inc.
Mr. Mylonas previously was an Account Manager with the Global Shipping Group of Fortis Bank and began his career as an Analyst at NBG Venture Capital, a private equity firm with a geographic focus on Greece and Southeast Europe. He holds an MBA from the Michigan State University and a Bachelor degree from the University of Macedonia in Thessaloniki, Greece. Mr. Dimitris Filippas, who was previously acting as CFO on an interim basis, shall continue as a Finance Manager.
Mr. Ion Varouxakis, Chief Executive Officer of FreeSeas, stated, “We are very pleased to welcome Alexandros to FreeSeas and expect his leadership and financial acumen will add increasing depth and diverse skills to our corporate finance team. Alexandros’ expertise in the shipping industry, matched with his experience and financial training as a banker for public and private companies in various stages of development will be a valuable asset. I’m confident that Alexandros will help us to keep a stringent focus on the strength of our balance sheet, efficient operating structure, and overall competitiveness.”
Mr. Mylonas noted, “I am excited to be joining FreeSeas, and have been impressed by Ion, the financial team, and the cost effectiveness of the Company’s operations. I look forward to working with management as we continue to focus on driving results and creating value for our shareholders.”
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of eight Handysize vessels and two Handymax vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,’’ “intends,’’ “plans,’’ “believes,’’ “anticipates,’’ “hopes,’’ “estimates,’’ and variations of such words and similar expressions are intended to identify forward-looking

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statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contact Information:
At the Company
FreeSeas Inc.
Ion Varouxakis, Chief Executive Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
info@freeseas.gr
www.freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece
Investor Relations
The Equity Group Inc.
Adam Prior, Vice President
212-836-9606
aprior@equityny.com
www.theequitygroup.com